Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED)

March 31, 2013

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(CA$ thousands)	Notes	March 31, 2013	December 31, 2012
		$	$
ASSETS
Current
Cash and cash equivalents		440	1,508
Accounts receivable		1,125	549
Prepaids and deposits		84	92

Current Assets		1,649	2,149
Non-current
Deposits		393	392
Exploration and evaluation assets	5	3,580	3,890
Property and equipment	6	20,903	21,144

Total Assets		26,525	27,575

LIABILITIES
Current
Bank credit facilities	8	5,100	5,957
Accounts payable and accrued liabilities		2,678	2,019
Warrant liability	9	1,083	1,425
Current portion of financial contract liability	11	1,698	1,305

Current Liabilities		10,559	10,706
Non-current
Decommissioning liability	10	1,467	1,429
Other liabilities		27	32
Financial contract liability	11	5,045	5,162

Total Liabilities		17,098	17,329

SHAREHOLDERS’ EQUITY
Share capital	12	90,274	90,274
Contributed surplus	14	8,859	8,802
Deficit		(89,472)	(88,262)
Accumulated other comprehensive loss		(234)	(568)

Total Shareholders’ Equity		9,427	10,246

Total Liabilities and Shareholders’ Equity		26,525	27,575

Approved on behalf of the Board:

“signed Robert Hodgkinson”	“signed Craig Sturrock”
Robert Hodgkinson—Director	Craig Sturrock—Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

		Three months ended March 31
(CA$ thousands, except per share amounts)	Notes	2013	2012
		$	$
REVENUES
Gross revenues		2,038	1,928
Royalties		(378)	(331)

Total Revenues, net of royalties	17	1,660	1,597

EXPENSES
Operating and transportation		911	952
General and administrative		983	927
Financing expenses		124	125
Stock based compensation	14	57	300
Foreign exchange loss		140	20
Loss on disposal of E&E assets	5	216	—
Amortization, depletion and impairment losses	7	787	691
Change in fair value of warrant liability	9	(342)	(1,110)

Total Expenses		2,876	1,905

Loss before other items		(1,216)	(308)
Financial instrument loss		—	(55)
Other income		6	8

Loss for the period		(1,210)	(355)
Foreign currency translation adjustment		334	(160)

Comprehensive loss		(876)	(515)

Loss per common share—basic and diluted	15	(0.008)	(0.003)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(CA$ thousands, except number of shares)	Notes	Number of Shares	Share Capital	Contributed Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2013		148,916,374	90,274	8,802	(88,262)	(568)	10,246
Stock-based compensation	13			57			57
Net loss					(1,210)		(1,210)
Foreign currency translation adjustment						334	334

Balance as at March 31, 2013		148,916,374	90,274	8,859	(89,472)	(234)	9,427

Balance as at January 1, 2012		126,892,386	85,076	8,134	(76,510)	(393)	16,307
Issue of shares on exercise of warrants and options		3,893,683	1,466				1,466
Warrant liability reallocated on exercise of warrants			286				286
Contributed surplus reallocated on exercise of options	12		198	(198)			—
Stock-based compensation	13			300			300
Net loss					(355)		(355)
Foreign currency translation adjustment						(160)	(160)

Balance as at March 31, 2012		130,786,069	87,026	8,236	(76,865)	(553)	17,844

*	Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

		Three months ended March 31
(CA$ thousands)	Notes	2013	2012
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period		(1,210)	(355)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		787	691
Stock based compensation		57	300
Non-cash financing expenses		145	6
Loss on disposal of E&E assets		216	—
Change in fair value of warrant liability		(342)	(1,110)
Amortization of deferred leasehold inducement		(3)	(2)
Changes in non-cash operating working capital	15	385	(1,167)

Total Cash Flows from (used in) Operating Activities		35	(1,637)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(1)	5
E&E expenditures		(29)	(16)
Additions to property and equipment		(156)	(1,149)
Proceeds from sale of E&E assets		96	9
Changes in non-cash investing working capital	15	(294)	(919)

Total Cash Flows (used in) Investing Activities		(384)	(2,070)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facilities		(857)	581
Repayment of loans from related parties and other liabilities		—	(1)
Shares issued on exercise of warrants and options		—	1,466
Changes in non-cash financing working capital	15	—	516

Total Cash Flows from (used in) Financing Activities		(857)	2,562

Effect of exchange rate changes on financial contract liability held in foreign currency		138	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,068)	(1,145)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		1,508	2,488

CASH AND CASH EQUIVALENTS, END OF PERIOD		440	1,343

Supplemental cash flow information—Note 15

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These interim condensed consolidated financial statements were authorized and approved for issuance by the Audit Committee on May 14, 2013.

NOTE 2 – BASIS OF PRESENTATION

(a) Basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s audited financial statements for the year ended December 31, 2012, except as described in Note 3 below. These interim condensed consolidated financial statements are in compliance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and its interpretations. Accordingly, these interim condensed consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete annual financial statements. Results for the three months ended March 31, 2013, are not necessarily indicative of future results. These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended December 31, 2012 as filed on SEDAR at www.sedar.com.

(b) Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $8.9 million and accumulated deficit of $89.5 million.

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its revolving operating demand loan as “Credit Facility A” in the amount of $3.7 million and a non-revolving demand loan, “Credit Facility B”, in the amount of $2.25 million. The terms and conditions of the new Credit Facilities including “Credit Facility B” loan repayments of $200,000 per month commencing March 26, 2013 and all amounts outstanding under Credit Facility B payable in full on June 30, 2013 ($1.45 million) are described in note 8.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 2 – BASIS OF PRESENTATION (continued)

(c) Basis of measurement

The interim condensed consolidated annual financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value as explained in the accounting policies in note 3 to the Company’s annual consolidated financial statements.

(d) Use of estimates and judgments

The preparation of interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 to the Company’s annual consolidated financial statements.

(e) Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency. Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2013. These changes are made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The Corporation assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of its wholly-owned subsidiaries, Dejour USA, DEAL, Wild Horse, and 0855524 B.C. Ltd.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011). The other amendments to IAS 28 did not affect the Company. The Company classified its joint arrangements in accordance with IFRS 11 on January 1, 2013 and concluded that the adoption of the standard did not result in any changes in the accounting for its joint arrangements.

IFRS 12, Disclosure of Interests in Other Entities, combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The adoption of the standard did not impact the disclosures in the Company’s financial statements.

IFRS 13, Fair Value Measurement, provides a consistent definition of fair value and introduces consistent requirements for disclosures related to fair value measurement. There has been no change to the Company’s methodology for determining the fair value for its financial assets and liabilities and, as such, the adoption of IFRS 13 did not result in any measurement adjustments as at January 1, 2013.

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 3 – CHANGE IN ACCOUNTING POLICIES (continued)

IFRIC 20, Stripping costs in the production phase of a mine, clarifies the requirements for accounting for the costs of the stripping activity in the production phase when two benefits accrue: (i) unusable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The adoption of the standard did not have any impact in the Company’s financial statements.

The Company has adopted the amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2013. These amendments required the Company to group other comprehensive income items into two categories: (1) items that will not be subsequently reclassified to profit or loss or (2) items that may be subsequently reclassified to profit or loss when specific conditions are met. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income.

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are described in the Company’s annual consolidated financial statements.

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Uranium Properties	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2012	533	72	27,772	28,377
Additions	—	2	315	317
Change in decommissioning provision	—	(23)	—	(23)
Disposals	—	—	(2,132)	(2,132)
Foreign currency translation and other	—	(28)	(492)	(520)

Balance at December 31, 2012	533	23	25,463	26,019
Additions	—	1	23	24
Change in decommissioning provision	—	39	—	39
Disposals	—	—	(3,257)	(3,257)
Foreign currency translation and other	—	—	630	630

Balance at March 31, 2013	533	63	22,859	23,455

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian Uranium Properties	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2012	(10)	—	(23,084)	(23,094)
Impairment losses	(261)	—	(1,245)	(1,506)
Disposals	—	—	2,083	2,083
Foreign currency translation and other	—	—	388	388

Balance at December 31, 2012	(271)	—	(21,858)	(22,129)
Impairment losses (Note 7)	(167)	—	10	(157)
Disposals	—	—	2,945	2,945
Foreign currency translation and other	—	—	(534)	(534)

Balance at March 31, 2013	(438)	—	(19,437)	(19,875)

	Canadian Uranium Properties	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2012	262	23	3,605	3,890
At March 31, 2013	95	63	3,422	3,580

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

During the three months ended March 31, 2013, the Company sold its working interests in certain oil and gas leases in the areas of Colorado and Utah of the United States to unrelated third parties for gross proceeds of $96,000 (US$95,000) and resulted in a loss on disposition of $216,000 (US$194,000).

During the three months ended March 31, 2013, the Company capitalized $30,000 (December 31, 2012 – $104,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment for its Canadian and U.S. oil and gas interests or no indicators of impairment reversal for its uranium properties and Canadian oil and gas interests at March 31, 2013.

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Corporate and Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2012	23,149	4,076	326	27,551
Additions	1,420	9,075	7	10,502
Change in decommissioning provision	131	(1)	—	130
Disposals	—	—	(17)	(17)
Foreign currency translation and other	—	(74)	(2)	(76)

Balance at December 31, 2012	24,700	13,076	314	38,090
Additions	7	145	4	156
Change in decommissioning provision	(7)	3	—	(4)
Foreign currency translation and other	—	278	1	279

Balance at March 31, 2013	24,700	13,502	319	38,521

	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Corporate and Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2012	(7,118)	(440)	(233)	(7,791)
Amortization and depletion	(2,737)	—	(29)	(2,766)
Impairment losses	(4,913)	(1,491)	—	(6,404)
Disposals	—		10	10
Foreign currency translation and other	—	4	1	5

Balance at December 31, 2012	(14,768)	(1,927)	(251)	(16,946)
Amortization and depletion (Note 7)	(611)	(13)	(6)	(630)
Foreign currency translation and other	—	(41)	(1)	(42)

Balance at March 31, 2013	(15,379)	(1,981)	(258)	(17,618)

	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Corporate and Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2012	9,932	11,149	63	21,144
At March 31, 2013	9,321	11,521	61	20,903

During the three months ended March 31, 2013, the Company capitalized $Nil (December 31, 2012 – $2,000) of general and administrative costs related to its Canadian oil and gas interests.

During the three months ended March 31, 2013, the Company capitalized $73,000 (December 31, 2012 – $539,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment or impairment reversal at March 31, 2013.

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended March 31
	2013	2012
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	157	10
Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	630	681

	787	691

NOTE 8 – BANK CREDIT FACILITIES

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5.95 million (December 31, 2012 - $6.0 million) revolving operating demand loan under the following terms and conditions:

(a)	“Credit Facility A” – Revolving Operating Demand Loan - $3.7 million, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on “Credit Facility A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)	“Credit Facility B” – Non-Revolving Demand Loan - $2.25 million. Interest on “Credit Facility B” is at Prime +3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under “Credit Facility B” ($1.45 million) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10.0 million debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. The Credit Facilities are subject to bank renewal on or before June 30, 2013.

Prior to each advance under the Credit Facilities, DEAL is required to (i) provide the Bank with certain additional security required by the Bank; (ii) satisfy the Bank that no further default or event of default exists and that no non material adverse effect has occurred with respect to DEAL, and guarantor or the collateral; (iii) satisfy the Bank that all representations and warranties of DEAL and all guarantors are true and correct, and (iv) execute and other documents that may reasonably be requested by the Bank.

Further, in the event the Company accesses the debt or equity markets to source cash during the period from March 26, 2013 to June 30, 2013, or sells certain assets for cash, then the proceeds will be applied as follows: (i) full repayment of the balance outstanding under “Credit Facility B” on or before June 30, 2013 and (ii) a shortfall, if any, between the amount of “Credit Facility A” at June 30, 2013 and the underlying value of the Bank’s collateral related to “Credit Facility A” at that date.

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at March 31, 2013, the Company was in default of its working capital ratio covenant with a 0.93 to 1 ratio.

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in period or loss for the period.

	#	$
Balance at January 1, 2012	10,119,584	2,245
Granted, investor warrants	13,597,729	1,308
Exercise of warrants – value reallocation	(2,419,584)	(286)
Change in fair value	—	(1,842)

Balance at December 31, 2012	21,297,729	1,425
Change in fair value	—	(342)

Balance at March 31, 2013	21,297,729	1,083

In June 2012, the Company issued 13,597,729 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.40 beginning 6 months from the date of issuance until June 4, 2017. The fair value of these granted investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at	March 31, 2013		December 31, 2012		June 4, 2012
Exercise price	US$	0.40	US$	0.40	US$	0.40
Share price	US$	0.20	US$	0.22	US$	0.24
Expected volatility		75%		85%		91%
Expected life		3.30 years		3.55 years		5 year
Dividends		0.0%		0.0%		0.0%
Risk-free interest rate		0.5%		0.5%		0.7%

During the three months ended March 31, 2013, none of US$ warrants were exercised (December 31, 2012 – 2,419,584).

NOTE 10 – DECOMMISSIONING LIABILITY

	Canadian Oil and Gas Properties (1)	United States Oil and Gas Properties (1)	Total
	$	$	$
Balance at January 1, 2012	1,217	122	1,339
Change in estimated future cash flows	107	—	107
Disposals	(34)	—	(34)
Actual costs incurred and other	(4)	(3)	(7)
Unwinding of discount	22	2	24

Balance at December 31, 2012	1,308	121	1,429
Change in estimated future cash flows	33	2	35
Actual costs incurred and other	(7)	2	(5)
Unwinding of discount	7	1	8

Balance at March 31, 2013	1,341	126	1,467

(1)	relates to property and equipment (note 6)

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 10 – DECOMMISSIONING LIABILITY (continued)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil and Gas Properties	United States Oil and Gas Properties
As at March 31, 2013:
Discount rate	1.99%	1.76%
Inflation rate	2.50%	2.50%
As at December 31, 2012:
Discount rate	1.72%	1.82%
Inflation rate	2.50%	2.50%

NOTE 11 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with an unrelated U.S. oil and gas drilling fund (“Drilling Fund”) to drill up to three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1.1 million;

(b)	The Drilling Fund contributed US$6.5 million cash directly to a related party drilling company as prepaid drilling costs;

(c)	Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the “actual cash” invested in the drilling program;

(d)	The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Well. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36-month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36-month period; and

(e)	The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest itself of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On December 31, 2012 the Drilling Fund had advanced US$6.5 million to a drilling contractor for the Tranche 1 wells. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6.5 million (US$6.5 million). On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 11 – FINANCIAL CONTRACT LIABILITY (continued)

	March 31, 2013	December 31, 2012
	$	$
Loan advance (March 31, 2013 and December 31, 2012 – US$6,500)	6,604	6,467
Interest expense (March 31, 2013 – US$137)	139	—

	6,743	6,467
Less: Current portion of financial contract liability	(1,698)	(1,305)

Non-current portion of financial contract liability	5,045	5,162

As at March 31, 2013, the reduction in the financial contract liability is estimated to be:

	US$	CAD$
2013	1,449	1,472
2014	918	933
2015	602	612

This represents the Company’s obligations over the 36-month put option period until it expires. If the put option expires unexercised, both the property and equipment and related liability of approximately $3.73 million (US$3.67 million) will be derecognized.

The U.S. dollar denominated financial contract liability was translated into Canadian dollars at the period end exchange rate of US$1 = C$1.0160 (December 31, 2012 – US$1 = C$0.9949).

NOTE 12 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	# of shares	$ value of shares
Balance at December 31, 2011	126,892,386	85,076
Issue of shares on exercise of warrants and options	3,893,683	1,466
Warrant liability reallocated on exercise of warrants	—	286
Contributed surplus reallocated on exercise of options	—	198
Shares issued via private placements, net of issuance costs	18,130,305	3,248

Balance at December 31, 2012 and March 31, 2013	148,916,374	90,274

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a) Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of options	Weighted average exercise price
		$
Balance at January 1, 2012	8,504,000	0.39
Options granted	9,660,002	0.25
Options exercised (Note 12)	(925,000)	0.38
Options cancelled	(2,335,001)	0.43
Options forfeited	(514,375)	0.42

Balance at December 31, 2012	14,389,626	0.29

Options granted	500,000	0.20
Options cancelled	(5,919,000)	0.39
Options forfeited	(670,000)	0.38

Balance at March 31, 2013	8,300,626	0.21

Details of the outstanding and exercisable stock options as at March 31, 2013 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.20	8,035,001	0.20	2.46	6,482,629	0.20	2.45
$0.45	265,625	0.45	1.42	253,125	0.45	1.45

	8,300,626	0.21	2.43	6,735,754	0.21	2.41

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options (continued)

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the three months ended March 31	2013	2012
Fair value at grant date	$0.08	$0.15
Exercise price	$0.20	$0.45
Share price	$0.20	$0.44
Expected volatility	74.18%	70.07%
Expected option life	2.21 years	1.59 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.15%	0.99%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.48% (2012 – 7.83%) is used when recording stock based compensation. This estimate is adjusted to the actual forfeiture rate. Stock based compensation expense of $57,000 (March 31, 2012 - $300,000) was expensed during the three months ended March 31, 2013.

(b) Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of warrants	Weighted average exercise price
		$
Balance at January 1, 2012	18,423,590	0.43
Warrants granted	13,597,729	0.40
Warrants exercised (Note 12)	(2,968,683)	0.37

Balance at December 31, 2012 and March 31, 2013	29,052,636	0.42

Details of the outstanding and exercisable warrants as at March 31, 2013 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.40	3,642,856	0.40	2.63	3,642,856	0.40	2.63
$0.55	4,015,151	0.55	1.23	4,015,151	0.55	1.23
$0.40 US	7,700,000	0.41	1.73	7,700,000	0.41	1.73
$0.40 US	13,597,729	0.41	4.18	13,597,729	0.41	4.18
$0.46 US	96,900	0.47	1.59	96,900	0.47	1.59

	29,052,636	0.43	2.92	29,052,636	0.43	2.92

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants. 13,597,729 warrants with an exercise price of US$0.40 and expiry date of June 4, 2017 can be exercised after December 4, 2012.

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 14 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company’s contributed surplus balance are as follows:

$
Balance at January 1, 2012	8,134
Stock based compensation	866
Exercise of options – value reallocation	(198)

Balance at December 31, 2012	8,802
Stock based compensation	57

Balance at March 31, 2013	8,859

NOTE 15 – SUPPLEMENTAL INFORMATION

(a)	Changes in non-cash working capital consisted of the following:

	Three months ended March 31
	2013	2012
	$	$
Changes in non-cash working capital:
Accounts receivable	(576)	112
Share subscription receivable	—	516
Prepaids and deposits	8	6
Accounts payable and accrued liabilities	659	(2,204)

	91	(1,570)

Comprised of:
Operating activities	385	(1,167)
Investing activities	(294)	(919)
Financing activities	—	516

	91	(1,570)

Other cash flow information:
Cash paid for interest	55	59
Income taxes paid	—	—

Statement of cash flows for the three months ended March 31, 2012

During the current period, a reclassification adjustment was made in the changes in non-cash working capital of its statement of cash flows for the three months ended March 31, 2012. Cash flows from (used in) operating activities for the three months ended March 31, 2012 have been decreased by $516,000 and cash flows from (used in) investing activities have been increased by $516,000.

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 15 – SUPPLEMENTAL INFORMATION (continued)

(b)	Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as there are no dilutive effects on earnings. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended March 31,
	2013	2012
Weighted average common shares outstanding
Basic	148,916,374	130,053,995
Diluted	148,916,374	130,053,995

NOTE 16 – RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2013 and 2012, the Company entered into the following transactions with related parties:

(a)	Compensation paid to key management included a total of salaries and consulting fees of $320,000 (2012 - $313,000) and non-cash stock-based compensation expense of $37,000 (2012 - $53,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $6,000 (2012 - $8,000) received from the companies controlled by officers of the Company for rental income.

(c)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at March 31, 2013 is $11,000 (December 31, 2012 - $20,000) owing to HEC.

(d)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(e)	On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 11). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 17 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$
Three months ended March 31
Revenues	1,638	1,597	22	—	1,660	1,597
Segmented income (loss)	(525)	(151)	(685)	(204)	(1,210)	(355)
Amortization, depletion and impairment losses	772	678	15	13	787	691
Interest expense	55	58	138	—	193	58
As at March 31
Total capital expenditures	8	807	168	353	176	1,160

NOTE 18 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.